HOULIHAN LOKEY ADVISORS, LLC

FINANCIAL STATEMENT
WITH
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2021

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SEC FILE NUMBER
B-66065

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/21 (MM/DD/YY) AND ENDING 12/31/21 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Houlihan Lokey Advisors, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

333 Bush Street, 31st Floor
(No. and Street)

San Francisco	Ca	94104
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Aaron Cohen	415-273-3675	aaron.cohen@hl.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst Wintter & Associates LLP
(Name – if individual, state last, first, and middle name)

675 Ygnacio Valley Rd., Ste A200	Walnut Creek	Ca	94596
(Address)	(City)	(State)	(Zip Code)

February 24, 2009	3438
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, __Aaron Cohen_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of __Houlihan Lokey Advisors, LLC_____, as of __December 31_____, 2_021_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
CFO

_____
Notary Public

This filing** contains (check all applicable boxes):

☒ (a) Statement of financial condition.
☒ (b) Notes to consolidated statement of financial condition.
☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☐ (d) Statement of cash flows.
☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☐ (g) Notes to consolidated financial statements.
☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Francisco

Subscribed and sworn to (or affirmed) before me on this 24 day of February , 2022, by Aaron Cohen ,

proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.



ANASTASIA MUSHTAEV
Notary Public - California
San Francisco County
Commission # 2328953
My Comm. Expires May 23, 2024

(Seal)   Signature _____

ERNST WINTTER & ASSOCIATES LLP ***Certified Public Accountants***

675 Ygnacio Valley Road, Suite A200
Walnut Creek, CA 94596

(925) 933-2626
Fax (925) 944-6333

Report of Independent Registered Public Accounting Firm

To the Executive Committee
Houlihan Lokey Advisors, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Houlihan Lokey Advisors, LLC (formerly GCA Advisors, LLC) (the "Company") as of December 31, 2021, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2021 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Ernst Wintter & Associates LLP

We have served as Houlihan Lokey Advisors, LLC's auditor since 2017.
Walnut Creek, California
February 23, 2022

1

HOULIHAN LOKEY ADVISORS, LLC

Statement of Financial Condition

December 31, 2021

Assets

Cash and restricted cash	$	113,447,563
Accounts receivable		3,808,027
Due from affiliates		223,129
Prepaid expenses and other assets		252,652
Total assets	$	117,731,371

Liabilities and Member's Equity

Accrued compensation	$	21,892,394
Due to affiliates		57,643,136
Deferred revenue		68,750
Other accrued liabilities		1,119,755
Total liabilities		80,724,035
Member's equity		37,007,336
Total liabilities and member's equity	$	117,731,371

The accompanying notes are an integral part of these financial statements.

(1) Organization and Operations

Houlihan Lokey Advisors, LLC (the "Company"), a Delaware limited liability company, is a wholly owned subsidiary of Houlihan Lokey Advisors Parent, Inc. (the "Member"), a Delaware corporation. The Member is a wholly owned subsidiary of GCA Corporation ("GCA Corp."), which is a wholly owned subsidiary of Houlihan Lokey, Inc., a Delaware corporation listed on the New York Stock Exchange.

The Company is a broker-dealer originally registered with the U.S. Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA") on November 24, 2003. GCA Corp was acquired by Houlihan Lokey, Inc., in October 2021. The Company changed its name from GCA Advisors, LLC to Houlihan Lokey Advisors, LLC in December 2021. The Company is engaged in the business of providing investment banking services to businesses on specific matters, mainly providing advisory services in mergers and acquisitions and other complex transactions. Other than the cross-border transactions described in Note 8, all of the Company's revenues are earned in the United States of America.

(2) Summary of Significant Accounting Policies

(a) *Basis of Accounting*
The Company prepares its financial statement in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

(b) *Fair Value of Financial Instruments*
The carrying amounts of all assets and liabilities approximate the fair value of these financial instruments due to the short-term nature of the instruments.

(c) *Use of Estimates and Assumptions*
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expense during the reporting period. Actual results could differ from those estimates. Significant items subject to such estimates and assumptions include the collectability of accounts receivable; the average period of customer arrangements over which non-refundable initial or one-time fees are recognized as revenue; the allocation of revenue between the Company and GCA Corp.; and the allocation of compensation benefits and other expenses incurred by Houlihan Lokey Advisors Services Co., LLC ("Services Co."), a subsidiary of the Member on behalf of the Company.

(d) *Cash and Cash Equivalents and Restricted Cash*
Cash and cash equivalents include cash balances and investments that are readily convertible to cash with maturities of three months or less at the date of purchase, and $431,550 in an escrow account. The escrow account was set up to pay a former employee for the successful completion of two transactions, which are expected to be completed in the first quarter of 2022. As the transactions are completed, the escrow funds will be released to the former employee. If the transactions are not completed, the fund revert to the Company. There were no cash equivalents at December 31, 2021.

(2) Summary of Significant Accounting Policies *(continued)*

(e) *Accounts Receivable and Allowance for Credit Losses*

Accounts receivable represents amounts that have been earned and billed to clients in accordance with the terms of the Company's engagement letters with respective clients that have not yet been collected. The Company accounts for estimated credit losses on financial assets measured at an amortized cost basis and certain off-balance sheet credit exposures in accordance with FASB ASC 326-20, Financial Instruments - Credit Losses. FASB ASC 326-20 requires the Company to estimate expected credit losses over the life of its financials assets and certain off-balance sheet exposures as of the reporting date based on relevant information about past events, current conditions, and reasonable and supportable forecasts.

The Company records the estimate of expected credit losses as an allowance for credit losses. For financial assets measured at an amortized cost basis the allowance for credit losses is reported as a valuation account on the balance sheet that is deducted from the asset's amortized cost basis. Changes in the allowance for credit losses are reported as credit loss expense and is included in other general and administrative expenses on the Statement of Income. Per management's analysis, no allowance for credit losses was considered necessary as of December 31, 2021.

(f) *Income Taxes*

The Company is a single member limited liability company ("LLC"), which is treated as a disregarded entity for federal, state, and local income tax purposes. The Company's results of operations are included in the consolidated tax return of the Member. The Company is subject to an annual LLC fee, based on gross revenue, and an annual tax of $800. The Company is no longer subject to examination by taxing authorities for calendar years before 2016. See Recently Adopted Accounting Guidance.

(3) New Accounting Pronouncements

(a) *Recently Adopted Accounting Guidance*

ASU 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*

In December 2019, the FASB issued ASU 2019-12, *Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes*. The amendments in this ASU simplify the accounting for income taxes and includes additional guidance in order to reduce complexity in accounting for income taxes. The ASU specifies that an entity is not required to allocate any portion of the consolidated amount of current and deferred tax expenses to a legal entity that is not subject to tax. The Company adopted the ASU on January 1, 2021. The adoption was applied on a retrospective basis.

The effects of the adoption resulted in a decrease in the deferred tax asset of $1,133,139 and the net impact on member's equity was a decrease of $1,133,139.

4

(4) Risk Concentrations

The Company places its cash with a well-established financial institution, and, at times, balances may exceed the Federal Deposit Insurance Corporation's ("FDIC") coverage limits of $250,000 during the year. The Company has never experienced any losses related to these balances. As of December 31, 2021, the Company's cash balance exceeded this FDIC limit by $113,204,326.

For the year ended December 31, 2021, 46% of accounts receivable was from one client.

(5) Employee Benefit Plans

The Company has a 401(k) defined contribution plan for eligible employees. Under the plan, the Company may make discretionary profit-sharing contributions to the plan. During 2021, the Company did not make any profit-sharing contributions to the plan.

(6) Commitments and Contingencies

(a) *Legal Matters*
The Company may be subject to various pending and threatened legal actions, which arise in the natural course of business. Predicting the outcome of a matter is inherently difficult. The Company accrues for estimated loss contingencies related to legal matters when available information indicates that it is probable a liability had been incurred and the Company can reasonably estimate the amount of that loss.

In August 2019 a former employee filed a suit against the Company claiming violation of employment and contract law. In 2021 the case was dismissed from trial court and the claims were filed in FINRA arbitration. The arbitration is scheduled for May 2022. While the Company believes it has meritorious defenses against the claims, the ultimate resolution of the matter could result in a loss. A loss estimate has been accrued.

(b) *Net Capital Requirements*
The Company is subject to the SEC Uniform Net Capital Rule 15c3-1 (the Rule), which requires the maintenance of minimum net capital, as defined, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2021, the Company had net capital for regulatory purposes, as defined by SEC Uniform Net Capital Rule 15c3-1, of $32,291,978 which was $26,910,373 in excess of its net capital requirement of $5,381,605. The Company's percentage of aggregate indebtedness to net capital was 249.98% as of December 31, 2021.

The Company is exempt from the Rule 15c3-3 requirements of the Act relating to the determination of reserve requirements because it does not maintain customer accounts or take possession of customer securities.

HOULIHAN LOKEY ADVISORS, LLC
Notes to Financial Statement
December 31, 2021

(7) Revenue from Contracts with Customers

Contract Balances
Income is recognized upon completion of the related performance obligation and when an unconditional right to payment exists. The timing of revenue recognition may differ from the timing of customer payments. A receivable is recognized when a performance obligation is met prior to receiving payment by the customer. Receivables related to revenue from contracts with customers totaled $1,604,175 and $3,808,027 as of January 1, 2021, and December 31, 2021, respectively.

Alternatively, fees received prior to the completion of the performance obligation are recorded as deferred revenue on the Statement of Financial Condition until such time when the performance obligation is met. Deferred revenue would primarily relate to retainer fees received in investment banking engagements. Deferred retainer revenue related to contracts with customers totaled $95,834 and $68,750 as of January 1, 2021 and December 31, 2021, respectively.

Costs to Obtain or Fulfill a Contract with a Customer
The Company incurs incremental costs to obtain and/or fulfill contracts associated with investment banking and advisory engagements. These expenses are deferred only to the extent they are explicitly reimbursable by the client and the related revenue is recognized at a point in time. All other investment banking advisory related expenses are expensed as incurred. There were no capitalized costs as of December 31, 2021.

(8) Related Party Transactions

The Company reimburses Services Co. for certain expenses paid on behalf of the Company in accordance with the terms of an intercompany services agreement.

During 2021, the Company had cash distributions to the Member of $9,170,000.

The Company and GCA Corp. have an agreement to reimburse certain expenses and fees paid on the other's behalf. The Company and GCA Corp. allocate revenue earned on cross-border transactions in accordance with its existing transfer pricing methodology.

The Company and GCA Altium, a sister company, have an agreement to reimburse certain expenses and fees paid on the other's behalf. The Company and GCA Altium allocate revenue earned on cross-border transactions in accordance with its existing transfer pricing methodology.

As of December 31, 2021, the Company had receivables from GCA Corp. of $223,128. The Company had outstanding payables at December 31, 2021 of $56,961,242 to Services Co., and $681,894 to the GCA Altium.

The Company is not party to a lease as of December 31, 2021. Rather, the Company is party to an intercompany services agreement with the Member and Services Co. resulting in the allocation of certain occupancy expenses to the Company and such agreements with the Member and Services Co. are renewed annually.

From 2016 through 2018 certain employees of the Company were granted Stock Acquisition Rights ("SAR") in GCA Corp. See Note 9.

(9) Share-Based Compensation

In 2015 GCA Corp. created a stock option plan, in which, employees of GCA Corp. and its subsidiaries were eligible to be granted Stock Acquisition Rights (SAR) to purchase GCA Corp. stock. GCA Corp. first granted SAR in March 2016 (RSU-2). There have been additional grants in 2017 (RSU-4) and 2018 (RSU-5). Certain employees were granted SAR, with an exercise price of one Yen per share. The SAR are exercisable ratably over four years from grant date. The SAR are subject to a performance condition, which must be satisfied before any portion of the SAR shall vest and before any SAR can be exercised. In 2018 the performance condition was achieved. During 2021, GCA Corp. was acquired by Houlihan Lokey, Inc. As a result of the acquisition all unexercised SAR were acquired at their net exercisable value. 326,299 shares were exercised.

The Company's stock-based compensation expense is accounted for in accordance with the provisions issued by the FASB for stock compensation and share- based arrangements.

Under the fair value recognition provisions of this statement, stock-based compensation expense is estimated at the grant date based on the fair value of the award and is recognized as expense at the time the performance condition is achieved. Determining the appropriate fair value and calculating the fair value of stock-based awards requires judgment, including estimating stock price volatility, forfeiture rates, expected dividends, and expected life. The Company calculates the fair value of each option award on the date of grant based on GCA Corp.'s publicly traded stock price at the close of business. GCA Corp.'s stock is traded on the Tokyo Stock Exchange, First Section (code 2174).

In March 2016, GCA Corp. granted 1,035,000 SAR to employees of the Company. In May 2017, GCA Corp. granted 686,473 SAR to employees of the Company. In July 2018, GCA Corp. granted 396,936 SAR to employees of the Company. A total of 2,118,409 SAR were granted to employees of the Company as of December 31, 2021. As of December 31, 2021, 230,899 of SAR granted have been forfeited. Share-based compensation is allocated to the Company for employees of Services Co. along with other compensation.

The following is an analysis of exercisable SARs as of December 31, 2021:

	Number of SAR	Weighted Average Exercise Price
Exercisable SAR:		
Balance on December 31, 2020	326,229	$ 0.01
Exercised	(326,229)	-
Balance on December 31, 2021	-	$ 0.01

Since there is no service/employment condition to vesting, all SAR are vested upon achievement of the performance condition, which was achieved in 2018. Therefore, there are no nonvested SAR as of December 31, 2021. There was no share-based compensation expense during 2021.

(10) Risks and Uncertainties

The Global pandemic caused by COVID-19 developed rapidly in 2020, and extended into 2021, and resulted in a high level of uncertainty and volatility that impacted businesses in all sectors.

At this stage, the impact to the Company's business and financial results has not been significant based on the type of business conducted. Based on management's experience to date, management expects this to remain the case. The Company has taken certain health and safety operational measures and continues to follow government policies and advice. While there has not been a material impact thus far, the timeframe and outcome of the pandemic are uncertain.

(11) Subsequent Events

The Company has evaluated subsequent events through February 23, 2022, the date the accompanying financial statements were issued, and has determined there are no matters requiring disclosure.